MEMORANDUM

TO:	Alberto H. Zapata, Esq. Senior Counsel Disclosure Review Office/Insured Investments U. S. Securities and Exchange Commission
FROM:	Frank J. Julian, Esq. Assistant Vice President, Legal
DATE:	December 11, 2014
SUBJECT:
Response to Comments for Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 (File No: 333-183048); Jackson National Separate Account-I  ("Registrant") of Jackson National Life Insurance Company

This memorandum is in response to the comment you provided via telephone on December 11, 2014 for the above referenced filing.

Provided below is our understanding of the specific oral comment, followed by the narrative response (in bold).

Comment: Please explain what distributions you are referring to given that if the MarketGuard Stretch Guaranteed Minimum Withdrawal Benefit (GMWB) has not been elected the beneficiary would receive a lump-sum distribution.

Response: Various death benefit payout options are available to beneficiaries under the contract. These payout options are described under the "DEATH BENEFIT" section of the prospectus. These options include a single lump sum payment, payment within 5 years, and payments over the beneficiary's life expectancy. Life expectancy payments are made in accordance with minimum distribution requirements prescribed by IRS regulation. If a beneficiary elects to take minimum required distributions in accordance IRS regulations, the beneficiary may elect the MarketGuard Stretch GMWB.  However, this an optional benefit and the beneficiary can receive minimum required distributions with or without the protection of the MarketGuard Stretch GMWB.  As we discussed, we will consider adding a cross reference in the MarketGuard Stretch GMWB section to the "DEATH BENEFIT" section when we update the full prospectus in April, 2015.

Please contact me at (517) 367- 3872 if you have any questions or require additional information.